May 9, 2011

Mr. Martin James
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment letter dated April 26, 2011 regarding Given Imaging Ltd. Form 20-F for the fiscal year ended December 31, 2010.

VIA EDGAR

Dear Mr. James:

I am writing in response to your letter dated April 26, 2011, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 000-33133) for Given Imaging Ltd. (“Given” or “the Company”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Given is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“the Commission”) from taking any action with respect to the filing; and

•	Given may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the year ended December 31, 2010

Item 5.  Operating and Financial Review and Prospects, page 38

Critical Accounting Policies, page 47

1.
We note your disclosure in this section that you had an independent appraisal firm complete valuations for your acquisitions of Bravo in 2008 and Sierra in 2010. Please describe to us the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraiser.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:

Management is fully accountable and responsible for the purchase price allocations of Bravo and Sierra. In preparing such purchase price allocations, management considered and relied in part upon a report of a third party appraiser. The third party appraiser was used primarily for collecting and summarizing public parameters, benchmarks and financial data of market participants. Management used the financial data collected by the third party firm as part of the process of analyzing different scenarios and models. Management consulted with the third party appraiser, but ultimately determined the purchase price allocations which were then summarized by the third party appraisal.  Management was responsible for the results of the purchase price allocations, as presented in the notes to the financial statements, and presented them to the Audit Committee and the Board of Directors. As such, none of the statements in the Form 20-F are attributed to any third party appraisal firms.

In future filings the Company will clarify the nature of the third party appraiser’s involvement and the extent of management’s reliance on the third party appraisal.

Item 15.  Controls and Procedures, page 88

2.
We note the reference to the end of the period covered by the report in the first sentence of the second paragraph of this section.  In future filings please include in management’s conclusion regarding the effectiveness of disclosure controls and procedures the date upon which the opinion is being expressed.  Refer to Item 307 of Regulation S-K.

Response:

In future filings the Company will include in management’s conclusion regarding the effectiveness of disclosure controls and procedures the date upon which the conclusion is being expressed.

Consolidated Financial Statements, Page F-1

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

D.  Cash and Cash Equivalents, page F-11

3.
Please reconcile your disclosure in this note with the disclosure on page 53 that cash equivalents include deposits with maturities of six months or less.  Explain how you considered the definition of cash equivalents in ASC 230-10-20.

Response:

The reference on page 53 to deposits with maturities of six months or less is a typographical error.  As noted in note 1D to the financial statements on page F-11, cash equivalents include deposits with original maturities of three months or less. This definition is in accordance with ASC 230-10-20. The Company will correct this error in future filings.

O.  Revenue Recognition, page F-15

4.
You disclose that the company’s policy is not to grant return rights.  Please explain why you also disclose under Use of Estimates on page F-15 that sales returns are a significant item subject to estimates and assumptions.

Response:

The Company does not grant return rights and allowance is recorded only for warranty provision, which is not material. Accordingly, the reference to sales returns as a significant item subject to estimates and assumptions is not correct.  In future filings, the Company will eliminate the reference to sales returns as being subject to estimates and assumptions.

P.  Government-Sponsored Research and Development, page F-16

5.	Please tell us when the company records the grants and why you did not disclose this information in your accounting policies.

Response:

As disclosed in Note 1P to the financial statements, the Company records government-sponsored research and development grants as a reduction of expenses. This recording is made at the time the related expense is incurred and only after the grant approval. In future filings the Company will add this clarification in the above mentioned note.

U.  Comprehensive Income, page F-18

6.
Please tell us how you considered the disclosure requirements of ASC 220-10-45 which require you to report comprehensive income in a financial statement that is displayed as prominently as other financial statements.

Response:

The Company considered sufficient the disclosure made in Note 1U to the financial statements on page F-18, based upon the immaterial amounts and the single component of comprehensive income (besides net income).  In future filings the Company will report the total comprehensive income in the statement of changes in equity as required by ASC 220-10-45.

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Please contact me at 011-972-4-909 7791 with any further questions or comments.

Sincerely,

/s/ Yuval Yanai

Yuval Yanai
Chief Financial Officer